                                 Exhibit 99.04
                         Form of Solicitation Materials


___________, 1999



Dear Investor:

The general partners of Capital Source L.P. and Capital Source II L.P.-A are seeking your consent to a merger of the two partnerships, changing the business plan of the two partnerships and listing the units of the new company on the NASDAQ National Market.

The proposed merger will:

-   offer liquidity to sell or purchase additional units;

- offer the company the opportunity to grow by increasing assets through leverage and addition of new equity; and

- create the opportunity to increase cash distributions, which may add to market value.

In evaluating the proposed merger, we strongly encourage you to carefully review the enclosed prospectus/consent solicitation statement. The proposed merger has risks and benefits which are described both in the enclosed question and answer materials, and more fully in the enclosed prospectus/consent solicitation statement. As described in the enclosed materials, we have some economic interests in the proposed merger.

We, as the general partners of your partnership, encourage you to vote "Yes" in favor of the proposed merger.

BACKGROUND

The two partnerships were formed in the mid-1980s by the then general partners, TIG Insured Mortgage Equities I and II and Hutton Insured Mortgage Equities I and II. Prior to our involvement, both TIG and Hutton gave up their interests in the general partners to other entities. In 1997, America First Companies purchased controlling interest in the general partners. Since that time, we have considered various options to offer you for the future of the Capital Source partnerships.

Over the years, the partnerships have paid consistent distributions. Some of the distributions were in the form of return of capital. If the partnerships were liquidated now, it would be impossible for the partnerships to pay back original capital, as a portion of the distribution was a return of capital. The new plan creates an opportunity to increase capital.

OPPORTUNITY FOR GROWTH

The new plan will allow the new company to acquire additional properties through the use of reasonable leverage and the addition of new equity. These new properties should increase cash flows and, if distributions are increased, the market value should, in time, reflect that increase.

The listing on NASDAQ will give greater liquidity, which was rejected by most limited partners some time ago, to those partners who wish to sell their units or purchase additional units.

Implementing the new business plan will take time. We will be subject to interest rate moves, as all real estate investments are, but we are confident, based on experience, that we have the staff and market environment to succeed.

Please read the enclosed materials, which go into greater detail, and call our investor services at 1-800-239-8787 if you have questions.


Sincerely,

                             QUESTIONS AND ANSWERS

Q:  What is the proposed transaction?

A: We, as the general partners of Capital Source L.P. and Capital Source II L.P.-A, are proposing a merger of the two partnerships with and into a new company named America First Real Estate Investment Partners, L.P., a newly formed Delaware limited partnership. The new company will have the long-term objective of generating increased income through the acquisition of additional multifamily residential properties.

Q:  Why are the general partners proposing this transaction?

A: We have proposed the transaction in order to enhance the liquidity of your investment and to increase the cash flow and net asset values of the partnerships. We plan to accomplish this by:

1.  Listing the new company's units on the NASDAQ;

2. Increasing the new company's assets through leverage and raising new equity to acquire additional multifamily residential properties; and

3. Actively managing the makeup of the new company's real estate portfolio with the objective of increasing cash flow from operations with the expectation of increasing distributions to investors.

We believe that completion of the proposed transaction and achieving the new company's business plan will permit you to realize a value greater than your investment in the partnerships, as opposed to liquidating your partnership or continuing your partnership unchanged. However, we can not assure you that the new company's business plan will be successfully achieved.

Q:  What are the general partners asking me to do?

A: After you have reviewed the enclosed prospectus/consent solicitation statement relating to the proposed transaction, please indicate your vote on the consent card, sign it and return it in the enclosed envelope.

We, as the general partners of the partnerships, strongly recommend that you vote "YES" in favor of the transaction.

We urge you to return your consent card as soon as possible. Your vote IS IMPORTANT. If the holders of a majority of the BACs in each fund approve the transaction, you will be notified and will receive further instructions.

Q:  What will be the business plan of the company?

A:   The company's plan is to acquire additional properties through leveraging of existing assets and, in the longer term, issuing new equity. The new properties should give the general partner the chance to increase cash flow and market value.

The company's primary business objective will be to provide unit holders with increased distributions, an increase in net asset value and to increase the liquidity and market value of the units of the company. The company expects to achieve this objective by listing the units on the NASDAQ and by making equity investments, primarily in multifamily residential properties. There can be no assurance, however, that this objective will be met.

Q: How does the business plan of the company differ from the plan of the original partnerships?

A: The original partnerships do not have the ability to raise additional capital to acquire additional multifamily properties. The company will have the ability to more actively manage its real estate portfolio as compared to the partnerships. It will have the ability to raise capital and invest in additional properties, thereby growing the portfolio. This should allow for an increase in cash flow and, over time, an increase in the amount available for distribution to investors.

Q:  Why not just liquidate the existing partnerships?

A: Liquidation would be time consuming and expensive. In today's relatively low interest rate environment, the general partners believe they can finance new properties, increase cash flow and build unit value by doing so. If the company is successful, the units may trade in the open market at values higher than current liquidation value.

Q: How many units of the new company will I receive if the transaction is completed and how will my distribution be affected?

A:  If you are currently a holder of Capital Source BACs, you will receive
1.3957 BACs of the new company for each BAC of Capital Source you hold. If you are currently a holder of Capital Source II BACs, you will receive .7620 BACs of the new company for each unit of Capital Source II you hold. The new distribution amount is expected to be approximately $.7236 per unit annually, paid on a quarterly basis. For example:

If you held 100 BACs of Capital Source, you would receive 139 units of the new company. You would receive $.7236 for each unit annually, for a total annual distrib ution of $1.01 per Capital Source BAC.

If you held 100 BACs of Capital Source II, you would receive 76 units of the new company. You would receive $.7236 for each unit annually, for a total annual distribution of $.55 per Capital Source II BAC, an increase of $.20 per BAC over the current distribution rate.

Q: When the units of the new company begin trading, do you expect them to trade near the liquidation value?

A: It is impossible to be certain how the units will trade. History of similar partnership transactions suggests they will trade down as some unit holders may wish to liquidate. It will take time to see added unit value created through additional property acquisitions.

Q:  What are the benefits of voting for the transaction?

A:   In deciding whether to recommend the transaction to you, and in structuring its terms, the general partners considered the benefits to be derived as a result of the transaction. We consider those benefits to be:

-   Substantially enhanced liquidity potential

-   Potential for company growth; enhanced access to capital

- Waiver by affiliates of amounts potentially payable by some of the operating Partnerships

-   Diversification of assets

Q:  What are the risks involved in this transaction?

A:  There are business risks associated with the transaction:

- The units may trade at prices below the value of the company's assets and the $10 per unit price arbitrarily assigned for the sole purpose of allocating the units in the transaction. We do not expect a public market for the notes to develop. If the notes are sold, they may sell at prices substantially below their issuance price.

- We initiated and participated in the structuring of the transaction and have conflicts of interests with respect to its completion.

- An unaffiliated third party has not been retained to represent your interests in the transaction. Had a representative been retained, they may have been able to negotiate, on your behalf, more favorable terms for the transaction and different consideration may have been distributed to you.

- If the transaction is completed, compensation, reimbursements and distributions to our successor may increase.

- There can be no guarantee of the level of the company's future cash distributions.

-   The company is newly formed and has no operating history.

- If you vote "NO" against the transaction, but your partnership approves it, you do not have any appraisal or other dissenters' rights under Delaware law and none will be offered in the transaction.

- There are alternatives to the transaction. By approving the transaction, you will effectively preclude the pursuit of some of the alternatives.

- The company intends to use debt financing to increase its real estate asset portfolio. An increase in debt may increase the possibility of default on the company's obligations. This could affect the company's ability to pay distributions to you.

- If your partnership approves the transaction, you will be bound even if you vote "NO" against the transaction.

- If you choose to receive notes, you will not hold an equity interest in the company and will not be ab le to participate in the company's growth or benefit from any increases in the value of the units. The notes are unsecured obligations of the company and may be redeemed before maturity at the company's option.

Q:  Do I have any options other than receiving units?

A: You may elect to receive either units of limited partner interests in the company or the company's variable rate junior notes. The notes are being offered as an alternative to the units. The notes will not be listed on a national securities exchange, will be unsecured obligations of the company and will, in most cases, rank junior to all other debt of the company. The interest rate on the notes will be adjusted annually and the notes may be redeemed at any time at the company's option. If the notes had been issued on September 30, 1999, the interest rate would have been 6.52 percent.

Q:  Do the general partners have any interest in the transaction?

A: We participated in the initiation and structuring of the transaction and expect to receive benefits as a result of its completion. We will hold a 1% interest in the company as its general partner, which continues our 1% interest in the partnerships. We will also receive management and administrative fees from the company as compensation for serving as its general partner. In addition, the company will retain America First Properties Management L.L.C., one of our affiliates and the entity that currently manages the partnerships' properties, to manage the company's properties.